LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                    5335 WISCONSIN AVENUE., N.W., SUITE 780
                             WASHINGTON, D.C. 20015
                                 -------------
                            TELEPHONE (202) 274-2000
                            FASCIMILE (202) 362-2902
                                WWW.luselaw.COM

WRITER'S DIRECT DIAL NUMBER                             WRITER'S E-MAIL
(202) 274-2037                                          lspaccasi@luselaw.com

September 11, 2009

Kathryn McHale
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Chicopee Bancorp, Inc.
                  Form 10-K for December 31, 2008
                  Form 10-Q for March 31, 2009
                  Definitive proxy Statement filed April 13, 2009
                  File Number 000-51996
                  -----------------------------------------------

Dear Ms. McHale:

     We are in receipt of your letter dated August 21, 2009 providing comments on the referenced filing for Chicopee Bancorp, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008.

1. Please refer to our previous comment 12 in our letter dated April 30, 2009. As requested, please provide the time horizon over which you predict recover of these assets. Please provide additional specific detail describing more fully the information considered by management in determining that your equity portfolio was not other-than-temporarily impaired.

     As the staff was previously advised, in connection with analyzing its securities portfolio for other than temporary impairment ("OTTI"), the Company monitors the market performance of each security and when a security is in an unrealized loss position for 12 consecutive months, the security is then considered impaired for purposes of the Company's OTTI assessment. Thereafter, such impaired security is reviewed by the Company on at least a monthly basis to determine if an OTTI has occurred. It should be stressed that during any time prior to such 12 months of consecutive loss position of a particular security, if management has facts or evidence that indicate the market value of the security will likely not recover in the recovery period discussed below as a result of issuer credit specific or industry specific adverse events, then the Company will consider the security to have experienced an OTTI at such time. It should also be stressed that the Company is mindful of the difference between reviewing its securities portfolio for "permanent" impairment versus "other than temporary" impairment and conducts its analysis accordingly.

LUSE GORMAN POMERENK & SCHICK
        A PROFESSIONAL CORPORATION

Ms. Kathryn McHale
September 11, 2009
Page 2

     In response to the staff's question as to the "time horizon" over which a recovery is projected for impaired securities, the staff is advised that the Company generally utilizes an 18 month recovery "time horizon" in connection with any security which becomes "impaired" under its OTTI analysis. For each individual impaired security, the Company's OTTI analysis is based upon its continuing review of the fundamentals of the issuer, analysts reports on the industry in which the issuer operates and specific analysts reports and analyses prepared by its investment advisors on the particular issuer. In making any OTTI assessment, the Company will apply the above-referenced 18 month recovery time horizon but if there are facts or evidence relevant to the issuer that result in management determining that it is unlikely for the security to reach at least 85% of its cost within that 18 month recovery period then the Company will write down such security to fair market value at the time of such determination.

     As to the staff's request for information upon which the Company relies to determine whether a security has not suffered an OTTI, management performs their own due diligence using a variety of resources, including: reports from Bloomberg, The Wall Street Journal, Value Line and other financial publications and financial media contacts, and the issuer's SEC filings. The Company relies on objective and quantitative indicators as well as some subject indicators in conducting the OTTI analysis. Specific objective indicators include changes in an issuer's credit rating, changes in dividend payouts, the issuer's "current ratio," analyst's upgrades or downgrades on the issuer and analysts projections for the industry in which the issuer operates. More subjective indicators considered by the Company include changes in management of the issuer, the overall trends in the market and national and global economies and the potential effect of legislation, regulation or government action on the issuer.

     As of December 31, 2008, the Company had 37 securities that were identified as impaired as a result of having experienced an unrealized loss position for at least 12 months. Based upon the Company's OTTI analysis and review of the indicators discussed above, its was determined that such securities had not experienced an OTTI as of December 31, 2008 and the Company expected that each such security would recover to at least 85% of its purchase price within the 18 month recover period with some projected to recover to that level by the end of 2009.

     The Company has attached updated Exhibit A which lists the securities which were impaired as of December 31, 2008 and some of the indicators relied upon by the Company in performing its OTTI analysis.

2. Please specifically tell us and disclose in future filings what time frame you consider to be the "near term" for purposes of evaluating other-than-temporary impairment.

     As stated above, for the purposes of evaluating OTTI , the Company considers "near term" to be an 18 month period. The Company will disclose in future filings such time frame considered to be "near term" for such purposes.

LUSE GORMAN POMERENK & SCHICK
        A PROFESSIONAL CORPORATION

Ms. Kathryn McHale
September 11, 2009
Page 3

3. Please refer to our previous comment 13 in our letter dated April 30, 2009. We note your disclosure regarding four of the collateralized mortgage obligation bonds. Please specifically clarify whether any of the remaining securities are sub-investment grade, or collateralized by sub-prime or alt-a loans. Please disclose any additional information you may have considered in determining whether these securities were other-than-temporarily impaired in addition to whether the interest payments are current, i.e., investment grade and changes, default rates, the tranche owned by the company as compared to the collateral, etc.

     The Company's remaining collateralized mortgage obligations ("CMO") are all investment grade and classified as held-to-maturity ("HTM"). All of such securities were issued by government sponsored agencies and are all collateralized primarily by triple AAA rated FHLMC and FNMA mortgage loans and, to the best of the Company's knowledge, are not collateralized by sub-prime or Alt-A loans.. The Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") guarantees the contractual cash flows of the Company's CMO portfolio. The loans collateralizing such CMOs consist of fixed-rate, 15-year loans, originated in early 2003 and 2004 with average FICO scores, for the remaining CMO's, between 700 and 750, and average LTV of 60%.

     These CMO securities have been substantially paid down with an average current factor of 30%, and are backed by well seasoned loans of an earlier vintage which have not been significantly affected by high delinquency levels or vulnerable to lower collateral coverage as seen in later issued pools. All such CMOs are paying according to their contractual terms are expected to continue to pay their contractual cash flows.

     The staff is advised that the Company reviews its CMO portfolio for OTTI similar to its OTTI analysis for its other securities whereby it considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and its intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or until maturity.

     The Company continues to have the ability and intent to hold such CMO securities until their maturity. It should be noted that such securities are not significant to the Company and it is more likely than not that it would not be required to sell these investments to meet the Company's liquidity needs.

4. Please refer to our previous comment 3 in our letter dated June 22, 2009. We have reviewed the information provided in Exhibits A through F. Please address the following:

a. We note in your response that certain of your analyses incorporate lengthy time horizons or rely on indefinite time horizons, such as those included in the second and last category of investments in Exhibit A and the investments included in Exhibit E. SAB Topic 5M states that the phrase other-than-temporary does not mean permanent. Additionally, the Staff believes that as the forecasted market price recovery period lengthens, the uncertainties inherent

LUSE GORMAN POMERENK & SCHICK
        A PROFESSIONAL CORPORATION

Ms. Kathryn McHale
September 11, 2009
Page 4

              in management's estimate increase, which impacts the reliability of that estimate. Please tell us whether the use of a more reasonable forecast period would materially impact your financial statements, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009, and June 30, 2009 Form 10-Q.

     The Staff's comment is noted but Company does not agree with the staff's statement that the Company's analyses "incorporate lengthy time horizons or rely on indefinite time horizons." In this regard, the Company would like to stress that previously provided back-up information (which includes analyst reports that discuss 3 to 5 year time horizons or do not set forth definite recovery time horizons) do not constitute the whole of the Company's OTTI analysis as such reports and analyses are merely part of the mix of information the Company utilized in performing its OTTI assessments. In this regard, while an analyst report may reference a 3 to 5 year time horizon, the Company nonetheless attempts to determine the projected recovery of the impaired security over the following 18 months based on all the information and indicators known the Company at such time.

     In response to the staff's request for information as to whether the use of a more reasonable forecast period would materially impact the Company's financial statements, it appears that the staff may be assuming that the Company utilized a 3 to 5 year projected recovery period which, as explained above, such assumption would be incorrect as the Company generally uses an 18 month recovery period when analyzing impaired securities.

     In response to the staff's comment and for illustration purposes only, the Company performed an impairment analysis on its impaired securities for the periods ending December 31, 2008, Form 10-K, March 31, 2009 and June 30, 2009 Form 10-Q and applied a recovery period of 18 months for each security. Pursuant to such illustrative impairment analysis, the Company did the following: 1) it reviewed all impaired securities existing at each period end, 2) it then projected the market value that could occur over the following 18 months, 3) for each such security the projected market value estimate was obtained by using the high end of the range of the "1 to 2 year target price" as published in the relevant Bloomberg Consensus Value Line report ("Value Line estimate"), 4) based on the Value Line estimate it was then determined whether such impaired security could recover to 85% of its purchase price during the 18 month recovery period. When this analysis is performed at each of the subject period ends it does not result in any of the Company's impaired security being subject to an OTTI determination and corresponding write-down and, accordingly, application of such methodology would not materially impact the Company's financial results for such periods.

     The staff is further advised that in connection with its OTTI review for the quarter ending September 30, 2009, to the extent any of the Company's impaired securities are in a loss position for greater than 12 months and the current Value Line estimates do not indicate that the market value of such securities could approach 85% of the purchase price over the relevant 18 month recovery periods (or other adverse developments have occurred related to such security), the Company would record the appropriate write-downs on such impaired

LUSE GORMAN POMERENK & SCHICK
        A PROFESSIONAL CORPORATION

Ms. Kathryn McHale
September 11, 2009
Page 5

securities during the quarter ending September 30, 2009 unless objective and materially positive facts and circumstances present themselves which would otherwise reasonably indicate the market value will recover in the short term (3 to 6 months). Such materially positive facts and circumstances would include announcements of the acquisition of the issuer for amounts at or in excess of the Company's purchase price.

b. On a related note, some of the documentation underlying your other-than-temporary analysis, such as the first page of Exhibit B, appears to be prepared using a "permanent impairment" model rather than an "other-than-temporary impairment" model. Please update your analysis accordingly.

     As stated in the response to Comment 4(a), the previously provided information was utilized by the Company in making its OTTI analysis but does not represent the whole of such OTTI analysis. As also stated in the response to Comment 1, the Company is mindful of the distinction between permanent impairment and other than temporary impairment.

c. We have also noted that other evidence included in your analyses is vague and includes assumptions for which there is no or little objective supporting evidence as to occurrence or timing, such as certain of the information included in investment 3 in Exhibit E. The staff believes that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period should not be included in the assessment of recoverability. Further, as the
         severity   and/or   duration  of  the   impairment   increases,   the
         evidence   required  to  support  that  it's  not other-than-temporary increases accordingly. Therefore, please tell us whether you believe your assessment of other than temporary impairment would change if you excluded information that is not reasonably expected to occur within a more reasonable recovery period. Please tell us whether this change would have a material impact on your financial results, either on an annual or interim basis for the periods included in your December 31, 2008 Form 10-K, March 31, 2009, and June 30, 2009 Form 10-Q.

     The staff is directed to updated Exhibit A and to the responses to Comments 1, 2 and 4(a) as to the reasonableness of the recovery periods used by the Company for its OTTI analyses and the impact of the use of such recovery period.

d. SAB Topic 5m states that a decline in value can occur for various reasons, including general market conditions. Therefore, an other than temporary impairment may occur on securities that are in an unrealized loss position due to factors attributable to general market conditions, factors that are issuer specific, or both. Please tell us if your assessment of whether an other than temporary loss has occurred for those securities that have experienced declines in value due to general market conditions, such as certain of the securities included in the general information for all groups of investments included in Exhibits A and B, would change if you considered a decline in general market conditions to be other than temporary.

LUSE GORMAN POMERENK & SCHICK
        A PROFESSIONAL CORPORATION

Ms. Kathryn McHale
September 11, 2009
Page 6

         The staff is advised that the Company recognizes that general market conditions can, by themselves, result in a determination that an other than temporarily impairment of a particular security has occurred and takes that into consideration when conducting its OTTI analyses. Updated Exhibit A has been revised to more clearly indicate the information or indicators relied upon by the Company, including any projections or assumptions related to the general market conditions at the time, to determine if an OTTI write down was required for each reporting period.

         Pursuant to SEC Rule 83, 17 C.F.R. ss.200.83, the Company requests confidential treatment for each of the attached exhibits. The Company believes that to release such information would have adverse consequences to its business and competition position.

         We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2037.




                                              Sincerely,

                                              /s/ Lawrence M.F. Spaccasi

                                              Lawrence M.F. Spaccasi


cc:      William J. Wagner, Chicopee Bancorp, Inc.
         SEC Freedom of Information and Privacy Act Office
         Marc Levy, Esq.

                                    EXHIBIT A

                             Confidential Treatment
                                    Requested

                                    EXHIBIT B

                             Confidential Treatment
                                   Requested